FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 23, 2011

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is August 23, 2011. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports surface mine measured and indicated resource expansion to 16.5 M oz contained gold and Preliminary Economic Assessment at the Livengood Gold Project near Fairbanks, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the results of an updated preliminary economic assessment (PEA) demonstrating robust project economics for the Issuer’s 100% owned Livengood Gold Project located near Fairbanks, Alaska. The PEA results (all USD) demonstrate project financial highlights of $3.1 billion pre-tax cash flows and a $1.2 billion Net Present Value (NPV) at a 5% discount rate at a Base Case gold price of $1,100/oz. In addition, an updated resource estimate has significantly expanded the surface mine mineralization to 16.5 million ounces gold contained in the Measured & Indicated categories and 4.1 million ounces gold contained in the Inferred resource category.

Highlights of the Updated Resource Estimate & PEA

  Processing rate of 91,000 tonnes per day with average annual production over the first five years of 664,000 ounces of gold and 562,000 ounces gold over a Life of Mine of 23 years, making it potentially one of the largest single gold mines in North America.

  Cumulative pre-tax cash flows of $3.1 billion, NPV of $1.2 billion (at a 5% discount rate), Internal Rate of Return of 14.1% and a payback period of 4.9 years using a Base Case gold price of $1,100 per ounce.

  An estimated initial capital cost of $1.61 billion, including $323 million in contingency and owner's costs. Average cash cost of $557 per ounce over the first five years of production and an average Life-of-Mine cash cost of $703 per ounce.

  The current surface mine resource is largely constrained by existing drilling (un-estimated blocks due to lack of data) indicating longer term expansion potential as continuing exploration expands the drill grid.

The updated NI 43-101-compliant PEA was prepared by Issuer staff and independent third party consultants and provides new information on the project scope, resource model and operating cost estimates as compared with the original PEA announced in news on August 3, 2010. The final version of the NI 43-101 technical report containing the PEA will be filed on SEDAR on August 29, 2011 and investors are urged to review the Report in its entirety.

The Issuer cautions that this PEA is preliminary in nature, and is based on technical and economic assumptions which will be evaluated in the Pre-feasibility Study. The PEA is based on the Livengood in-situ resource model (effective as at May 31, 2011) which consists of material in both the measured/indicated and inferred classifications. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the in-situ mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in this PEA will be realized.

Livengood Surface Mine Mineral Resource

The Issuer has defined its Mineral Resources using economic parameters envisioned for a future, large surface mining operation using a Gravity/Flotation/CIL processing method and a long-term gold price of $1,400 per ounce, considering the current, strong gold price environment. The Mineral Resource, listed in Table 1, is based on an updated estimate of the global mineral resources (Tables 3-6), which included drill results from its winter drilling program through May 31, 2011. These results will provide the basis for mining plans and studies being conducted as part of the Issuer’s current Pre-feasibility Study. The Issuer believes the PFS can result in conversion of a substantial portion of the Measured and Indicated Resources to Proven and Probable Reserve categories. Optimization parameters are tabulated in Table 2 below.

Table 1: Livengood Surface Mine Mineral Resource
(effective date – May 31, 2011)

Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ounces Au
Measured	0.22*	676	0.56	12.2
Indicated	0.22*	257	0.52	4.3
M&I	0.22*	933	0.55	16.5
Inferred	0.22*	257	0.50	4.1

* Cutoff grade is average for variable processing costs and recoveries with average recovery of 79%. Classification of the resources was based on the geostatistical analysis of gold grades and the drill hole spacing in the deposit.

Table 2: Optimization Parameters Assumed for Definition of the
Surface Mine Mineral Resource

Parameters		Gravity/Flotation/CIL 91 Ktpd Circuit
Long-Term Gold Price	US$/oz	1,400
Mining Cost	US$/tonne	1.80
Processing Cost	US$/tonne	Variable: 6.31 – 7.23
G&A Cost	US$/tonne	0.81
Recovery	%	Variable: 58.4 – 94.0
Royalty	%	2.5% of Gold Price
Transport/Refining	US$/oz	4.75
Mine Slope Angle	Degrees	45

Note: Processing cost and recovery vary by rock type.

Resource Tables

An independently prepared updated global resource estimate has upgraded additional gold resources from the Indicated to the Measured category from the Issuer’s previously reported April 2011 global resource model in all principal gold cut-off grade categories (0.2 g/t, 0.3 g/t, 0.5 g/t and 0.7 g/t), further improving the confidence level of the deposit. The latest global resource estimates appear in Tables 3 – 6.

Table 3: August 2011 Livengood Global Mineral Resources at 0.2 g/t gold cutoff

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.20	742	0.54	12.8
Indicated	0.20	322	0.47	4.8
Total M & I	0.20	1,064	0.51	17.6
Inferred	0.20	447	0.42	6.1

Table 4: August 2011 Livengood Global Mineral Resources at 0.3 g/t gold cutoff

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.30	562	0.63	11.4
Indicated	0.30	216	0.58	4.0
Total M & I	0.30	778	0.62	15.4
Inferred	0.30	279	0.53	4.8

Table 5: August 2011 Livengood Global Mineral Resources at 0.5 g/t gold cutoff

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.50	298	0.84	8.0
Indicated	0.50	96	0.81	2.5
Total M & I	0.50	394	0.83	10.5
Inferred	0.50	102	0.79	2.6

Table 6: August 2011 Livengood Global Mineral Resources at 0.7 g/t gold cutoff

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.70	149	1.09	5.2
Indicated	0.70	42	1.10	1.5
Total M & I	0.70	191	1.09	6.7
Inferred	0.70	39	1.10	1.4

Note: Rounding errors may occur

The latest global resource estimate is comparable in size and grade to the previous April 2011 resource model as the focus of the 2010 summer and 2011 winter programs was to conduct significant infill drilling to continue confirming the continuity and grade of the deposit. The new data is also derived from a rigorous modeling effort which constrained the estimate to add confidence to higher grade areas of the deposit.

Mining Plan

A standard surface mine scenario of drill, blast, load and haul was used for the study, assuming 43o - 51o overall mine slope. Preliminary mine designs have been developed and include roads and ramps for all stages of the surface mine schedule. The assumed nominal mining rate was 70 million tonnes per year with 365 operating days per year.

Processing envisions a 91,000 tonne per day plant using conventional SAG and ball milling followed by gravity and flotation circuits for concentration and CIL recovery of gold (Table 7).

Table 7: Production Profile Assumptions

Production Profile
Surface Mine Gold Production*	15.8 M contained ounces
Average Annual Gold Recovery	81.6%
Total Recovered Gold	12.9 M ounces
Annual Gold Production	562,000 oz
Life of Mine	23 years
LOM Mining Rate	192,000 tonnes per day
Overall Strip Ratio	1.19:1 (overburden to ore)

*The surface mine gold production is classified as 59.7% Measured, 24.6% Indicated and 15.6% Inferred resource estimate categories.

Capital Costs and Financial Valuation

Preliminary capital and operating costs were prepared using information from an independent mining and development cost research report commissioned by the Issuer, all available project technical data and metallurgical/process-related test work (Tables 8 and 9). Preliminary site infrastructure alternatives (overburden storage sites, tailing storage facilities and mill) have been evaluated by independent study and an arrangement assumed as the basis of capital cost estimates. Capital costs were estimated from a review of recent representative gold projects. Capital costs were developed based on a nominal mining rate of 91,000 tonnes of ore per day and total processing of 750 Mt (includes sustaining capital and all facilities and equipment needed for all phases of the project over its projected 23-year life). All costs are in constant US dollars from August 2011. No escalation was applied in the financial model.

Financing options for Livengood have not been examined and all analyses have been conducted on a 100% equity basis.

Table 8: Expected Capital Costs

Items	Capital Costs (millions)
Mining	$271.4
Processing Plant	$499.8
Infrastructure and Tailing Management	$203.9
Other (Owners’ cost, EPCM, Indirect costs etc.)	$315.9
Contingency	$323.0

Total	$1,613.8

Table 9: Life-of-Mine Operating Costs Per Process Tonne

Items	Cost per process tonne
Mining Cost	$3.87
Mill Processing Cost	$6.81
G&A Cost (transport included)	$0.81
Reclamation	$0.08
Gold Refining	$0.08
Royalty	$0.47

Total	$12.12

Note: PEA assumes an exchange rate of $1 (Canadian) to $1 (US)

Sensitivity Analysis

A Base-Case economic evaluation was undertaken incorporating historical three-year trailing averages for the gold price as of June 30, 2011 (Table 10). This approach is consistent with the guidance of the United States Securities and Exchange Commission, is accepted by the Ontario Securities Commission and is industry standard. A Conservative Case was also constructed using historic metal prices along with a Case using a long-term projected gold price of $1,400/oz. Finally, a case was prepared using recent spot metal prices. Taxes were excluded from this preliminary analysis of the project. Net smelter return royalty rates vary from 0-5% across the project and average approximately 2.5%, assuming exercise by the Issuer of all available royalty buy-out rights.

Revenue was determined in the base case financial model assuming a constant, long term gold price of $1,100 per ounce. All sensitivities to gold price assumptions were assessed using a constant price.

Table 10: Base Case Gold Price Sensitivity Analysis

Gold Price	Base Case	Conservative Case	Long-Term Case	Recent Spot Price
Gold Price	$1,100/oz Au	$900/oz Au	$1,400/oz Au	$1,700/oz Au
Net Cash Flow	$3.11 Billion	$0.60 Billion	$6.87 Billion	$10.64 Billion
NPV (5%)	$1.18 Billion	($0.13 Billion)	$3.14 Billion	$5.10 Billion
NPV (7.5%)	$0.68 Billion	($0.33 Billion)	$2.16 Billion	$3.65 Billion
Payback Period (years)	4.9	13.9	3.2	2.3
Operating Costs per ounce of gold	$703	$698	$712	$721
Total costs per ounce of gold	$875	$869	$884	$893

Metallurgy and Processing

Process recoveries were estimated for each of 21 different mineralization types (7 rock types, 3 oxidation states) in the deposit based on metallurgical test results published in the August 2011 update of the Livengood technical data. The proportion of minor mineralization types are projected into the in-situ resource block model using a 3D geological model of the deposit and a process recovery factor is calculated for each block. The calculated process recovery factor is used to determine produced gold ounces for each SMU of mine recoverable material above a cutoff grade which varies between 0.25 and 0.36 g/t based upon forecasted processing costs.

Ongoing metallurgical studies will be focused on optimizing the various unit operations utilized in the flow sheet, reagent suites, grind size and leach residence time requirements. Improvements in each of these individual variables have the potential to make significant positive impacts on project economics.

Environment and Permitting

The Issuer has been carrying out environmental baseline studies since 2008 focused on identifying the pre-development environmental conditions in the area. Key aspects of the studies are fisheries and aquatic life, air quality monitoring, wildlife studies, terrestrial habitat quantification, and water quality and quantity studies. The Issuer is also advancing the selection of tailing management options and the assessment of local land and resource use patterns. All these studies are part of the comprehensive environmental review that all major resource development projects must complete as part of the regulatory approval process.

Prefeasibility Study

The Issuer cautions that this PEA is still preliminary in nature, and is based on technical and economic assumptions which will be evaluated further in the Pre-Feasibility Study (PFS) and are subject to revision. The Issuer expects to complete a PFS of the Livengood project by mid-November 2011.

Current Drilling Campaigns

In the current 2012 Fiscal Year, which began June 1, 2011, the Issuer is carrying out a 28,000-metre resource growth program focused on infill and step-out drilling of the Livengood deposit to test expansion potential both laterally and at depth.

A 10,800-metre geotechnical drill program is also underway to determine suitable locations for site facilities. Results from the geotechnical drill program will not only establish the best locations for site infrastructure, but also aid in district-wide exploration activities, which are being carried out by the Issuer in a 6,200-metre drill program on less explored regions of the Issuer’s 145 km2 Livengood land package. A major target generation geophysical program has been completed with results being analyzed.

Livengood Project Highlights

The Issuer controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims. The project has a favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route. The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.

Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time.

Ongoing metallurgical studies are focused on the optimization of the milling and flotation unit operations contemplated in the PEA.

The geometry of the currently defined shallowly dipping, outcropping deposit enables development of a large scale, low stripping ratio surface mine capable of generating significant production economies of scale. The surface gold geochemical anomaly at Livengood covers an area 10 kilometres long by 2 kilometres wide, of which approximately one quarter has been explored by drilling to date. Surface exploration is ongoing as new targets are being developed to the east and west of the known deposit.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Paleozoic sedimentary and volcanic rocks. Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack. Primary ore controls are a combination of favourable lithologies and crosscutting structural zones. In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control. Within the primary structural corridors, all lithologies can be pervasively altered and mineralized. Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit. Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries. The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

Global Resource Update Preparation

Reserva International, LLC., an independent contractor, prepared the updated mineral resource estimate which incorporates a total of 558 reverse circulation and 107 diamond core holes totalling 197,660 metres and having an average length of 297 metres, as well as 11 trenches with an average length of 38 metres. The geology has been modeled to represent the volumes of the different stratigraphic units on the property and these have been used to constrain the resource model. The effective date of the resource estimate is May 31, 2011.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques. Indicator variogram modeling was done on 10-metre composites. Statistical analysis indicated that lithological controls on mineralization are significant and consequently the resource model was heavily constrained by the lithological model developed by the Issuer. Spatial statistics indicate that the mineralization shows reasonable continuity within the range of anticipated operational cut off grades. Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit. In total, 138 measurements were used. Block density was assigned on the basis of the lithological model. The resource model, with blocks measuring 15 x 15 x 10 metres, was estimated using nine indicator thresholds. A change-of-support correction was imposed on the model assuming 5 x 5 x 10 metre selectable mining units. Classification was based on 3-pass interpolation using a different search radii and minimum sample and octant requirements established by an analysis of the variography. Measured and indicated classes were defined by these search criteria and the indicated-inferred boundary was defined using a combination of search parameters and kriging variance.

The geology in the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be larger than the current estimate.

Qualified Persons and Quality Control/Quality Assurance

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acting as the Qualified Person, as defined in NI 43-101, for the May 2011 resource modeling for the Livengood deposit. Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining experience in operating, corporate and consulting environments. Both Mr. Carew and Reserva International, LLC. are independent of the Issuer under NI 43-101.

Mr. William J. Pennstrom, Jr., of Pennstrom Consulting Inc., a consulting metallurgical engineer, is acting as the Qualified Person, as defined in NI 43-101, for the metallurgy and mineral processing programs for the Livengood deposit, and development of the PEA project financial analysis. Mr. Pennstrom has a BS degree in Metallurgical Engineering and a Masters degree in Management. He has more than 26 years of relevant experience as a metallurgist, having functioned as an operator, engineer, and process consultant over this time frame. Mr. Pennstrom is also a Qualified Professional (QP) member of the Mining and Metallurgical Society of America and is a Registered Member of the Society of Mining, Metallurgy and Exploration. Both Mr. Pennstrom and Pennstrom Consulting Inc. are independent of the Issuer under NI 43-101.

Mr. Scott Wilson, President of Scott E. Wilson Consulting Inc., is a consulting geologist specializing in surface mine design, optimization and analysis, production scheduling, due diligence evaluations and Mineral Resource and Reserve reporting. He is acting as Qualified Person, as defined in NI 43-101, for the open pit optimization and scheduling work for the Livengood Deposit. Mr. Wilson has over 22 years’ experience in surface mining and is a Registered Member of Society of Mining, Metallurgy and Exploration. Mr. Wilson and Scott E. Wilson Consulting Inc. are independent of the Issuer under NI 43-101.

Carl E. Brechtel, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information included in this news release and has approved the technical disclosure herein. Mr. Brechtel is not independent of the Issuer, as he is the COO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101. He is a Registered Member (RM353000) of the Society for Mining, Metallurgy and Exploration. Mr. Brechtel is not independent of the Issuer, as he is the President and COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Russell Myers CPG 11433, is a certified professional geologist of the Association of Professional Geologists. He is responsible for analysis of QA and QC data developed for drilling activities at Livengood, and is a qualified person as defined by National Instrument 43-101. He holds a Ph.D. degree from the University of the Witwatersrand and has 25 years’ experience managing surface exploration and drilling programs in North America, South America, Africa and Australia. Dr. Myers is not independent of the Issuer as he holds common shares and incentive stock options.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

August 24, 2011